Exhibit 23.1

Seale and Beers, CPAs

Certified Public Accountants

PCAOB Registered Auditors –www.sealebeers.com

We consent to the incorporation by reference in this  Registration Statement on Form S-8  of our report dated December 10, 2014 on our audit of balance sheets of Regen Biopharma, Inc. as of September 30, 2014 and 2013 and related statements of operations, shareholders’ equity and cash flows for each of the years in the two year period ending September 30, 2014  included in Regen Biopharma Inc.’s Annual Report (Form 10-K) as amended for the year ended September 30 , 2014  filed with the Securities and Exchange Commission  and the reference to us under the heading “Interests of Named Experts and Counsel” in the Registration Statement.

/Seale and beers CPAs/

Seale and beers CPAs

Las Vegas, Nevada

July 22, 2015